Exhibit 99.1

CONTACT:  Retalix Ltd.
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com

Retalix Announces Third Quarter 2010 Results

Growth in All Major Parameters vs Q3 2009: Revenues, Income from
 Operations (Non-GAAP), Net Income, and Cash Flow; Cash and Cash Equivalents
about $120 million while Retalix Continues Building
 its Growth Engines

RA'ANANA, Israel, November 18, 2010 -- Retalix® Ltd. (NasdaqGS:RTLX), a leading provider of Software and Services for retailers and distributors, announced today results for the third quarter ended September 30, 2010.

Summarized financial highlights for the three months ended September 30, 2010:

•	Total Revenues were $52.9 million, compared to $50.1 million in the third quarter of 2009.

•	Adjusted Income from Operations (Non-GAAP)* was $5.3 million, compared to $4.9 million in the third quarter of 2009.

•	Income from Operations (GAAP) was $3.4 million, compared to $3.5 million in the third quarter of 2009.

•
Financial Income was $2.7 million compared to a financial income of $1.5 million in the third quarter of 2009.  Included in the financial income is higher interest income in 2010, the impact of currency fluctuations on the Company’s non-dollar assets and the value of the Company's forward currency transactions.

•
Adjusted Net Income (Non-GAAP)* was $6.5 million, or $0.27 per diluted share, compared to $5.0 million, or $0.24 per diluted share, in the third quarter of 2009.  The per share calculation includes an increase in the weighted diluted shares outstanding to 24.2 million for the quarter versus 20.4 million shares in the third quarter of 2009 reflecting a private placement completed in November 2009.

•
GAAP Net Income was $4.7 million, or $0.19 per diluted share, versus a GAAP Net Income of $4.2 million, or $0.20 per diluted share, in the third quarter of 2009.  The per share figures again reflect the increase in shares outstanding mentioned above.

•	Cash Flow from Operating Activities generated $13.3 million during the third quarter of 2010, including $7.5 million related to a tax refund.

•	Balance Sheet grew to about $120 million in cash and cash equivalents, deposits and marketable securities with negligible debt as of September 30, 2010.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “We again achieved growth in total revenues and maintained our level of profitability while continuing to build our growth engines.  We are winning new clients and successfully delivering programs to our customers while also focusing on building our demand-driven products for the store platform and supply chain.  We are rolling out new unique service offerings designed to leverage our domain expertise and provide distinct advantages to our customers.  Last week we hosted our largest and most successful users’ conference in the history of Retalix.  We shared with our customers, partners and leading industry analysts our view of the markets and our strategy for the future and received very positive feedback about our direction.”

Hugo Goldman, the Company's Chief Financial Officer, said, “We had solid financial results in the third quarter of 2010 compared to the previous quarter and year-ago period.  We are continuing to add to our headcount to enhance our customer facing teams and build our services organization in addition to realigning internal resources to focus on the best opportunities.  At the same time we maintained a 10% non-GAAP operating margin and generated $13.3 million in cash flow from operating activities during the third quarter.  Income from operations (GAAP) was at $3.4 million, similar to the second quarter, and includes an increase in share based compensation costs versus year-ago period.  Net Income GAAP and non-GAAP both showed healthy gains over the year-ago periods.  Further we continue to maintain a very strong balance sheet with about $120 million in cash and cash equivalents, and very negligible debt.”

Outlook for FY 2010

Sheffer added, “We are continuing to make progress executing on our plans. We are reiterating the guidance we gave in August.  We expect total revenues for 2010 of between $200 and $210 million and similar or better profitability than 2009.  Overall we are satisfied by our progress and we are on track with our goals for 2010.”

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the third quarter 2010 on Thursday, November 18th at 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm, which web site is not part of this press release. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com, the contents of which are not part of this press release.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation, indirect private placement costs, and amortization of intangibles related to acquisitions, as well as impairment of goodwill when applicable. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2010" including our expected results, expected demand and opportunities, future expansion of product offerings and services, and future strategic plans and positioning, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2009, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands (except per share data)
REVENUES:
Product sales	42,988	42,425	15,979	16,026	58,145
Services	110,597	103,580	36,916	34,120	134,248
Total revenues	153,585	146,005	52,895	50,146	192,393
COST OF REVENUES:
Cost of product sales	26,074	27,605	9,793	11,136	39,560
Cost of services	65,847	56,562	22,276	18,372	74,564
Total cost of revenues	91,921	84,167	32,069	29,508	114,124
GROSS PROFIT	61,664	61,838	20,826	20,638	78,269

OPERATING EXPENSES:
Research and development – net	21,709	20,965	7,308	6,977	28,991
Selling and marketing	12,308	14,282	3,925	4,404	18,776
General and administrative	17,972	15,627	6,178	5,702	21,007
Other (income) expenses – net	(1)	36	22	24	(154)
Indirect private placement costs	-	-	-	-	1,823
Total operating expenses	51,988	50,910	17,433	17,107	70,443
INCOME FROM OPERATIONS	9,676	10,928	3,393	3,531	7,826
FINANCIAL INCOME, net	1,516	1,572	2,664	1,492	1,757
INCOME BEFORE TAXES ON INCOME	11,192	12,500	6,057	5,023	9,583
TAX EXPENSES	(2,650)	(2,448)	(1,283)	(838)	(3,494)
INCOME AFTER TAXES ON INCOME	8,542	10,052	4,774	4,185	6,089
SHARE IN INCOME OF AN ASSOCIATED COMPANY	5	17	3	15	17
NET INCOME	8,547	10,069	4,777	4,200	6,106
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(379)	(272)	(99)	(48)	(310)
NET INCOME ATTRIBUTABLE TO RETALIX LTD.	8,168	9,797	4,678	4,152	5,796
EARNINGS PER SHARE – in U.S. $:
Basic	0.34	0.48	0.19	0.20	0.28
Diluted	0.34	0.48	0.19	0.20	0.28
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,094	20,400	24,099	20,406	20,824
Diluted	24,237	20,425	24,239	20,434	21,020

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	September 30		December 31
	2010	2009	2009
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	60,524	70,317	103,675
Short-term deposits	57,000	-	-
Marketable securities	1,950	50	226
Accounts receivable:
Trade	61,904	58,562	54,814
Other	4,721	9,228	8,891
Prepaid expenses	4,155	4,995	4,967
Inventories	1,145	1,579	1,496
Deferred income taxes	4,795	5,977	4,957
Total current assets	196,194	150,708	179,026
NON-CURRENT ASSETS :
Long-term receivables	939	1,288	1,386
Long-term prepaid expenses	622	311	406
Long term investments	493	862	682
Amounts funded in respect of employee rights upon retirement	12,006	10,170	10,621
Deferred income taxes	10,611	11,668	12,150
Other	275	441	269
Total non - current assets	24,946	24,740	25,514
PROPERTY, PLANT AND EQUIPMENT, net	14,720	15,424	15,233
GOODWILL	50,803	50,864	50,803
OTHER INTANGIBLE ASSETS, net of accumulated amortization
Customer base	10,469	13,270	12,544
Other	1,317	2,036	1,889
	11,786	15,306	14,433
Total assets	298,449	257,042	285,009

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	September 30		December 31
	2010	2009	2009
	(Unaudited)		(Audited)
	U.S. $ in thousands
Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	-	-	170
Current maturities of long-term bank loans	393	265	263
Accounts payable and accruals:
Trade	4,991	4,396	7,071
Employees and employee institutions	8,419	9,478	10,114
Accrued expenses	11,969	11,112	10,908
Other	1,846	2,333	1,804
Deferred revenues	20,185	20,717	17,450
Total current liabilities	47,803	48,301	47,780
LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	-	412	275
Long-term deferred revenues	2,746	2,023	2,336
Employee rights upon retirement	15,970	14,374	14,243
Deferred income tax	278	271	269
Institutions	477	483	476
Total long-term liabilities	19,471	17,563	17,599
Total liabilities	67,274	65,864	65,379
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized: September 30, 2010 (unaudited), December 31, 2009 (audited) 50,000,000 shares; September 30, 2009 (unaudited) 30,000,000 shares;
issued and outstanding: - September 30, 2010 (unaudited) 24,099,829 Shares; December 31, 2009 (audited) -24,082,582 shares; September 30, 2009 (unaudited) - 20,406,363 shares	6,358	5,384	6,353
Additional paid in capital	211,563	177,060	208,574
Retained earnings	8,543	4,376	375
Accumulated other comprehensive income	528	697	642
Total Retalix shareholders’ equity	226,992	187,517	215,944
Non-controlling interest	4,183	3,661	3,686
Total equity	231,175	191,178	219,630

Total liabilities and equity	298,449	257,042	285,009

 (Continued) - 1

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	8,547	10,069	4,777	4,200	6,106
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,503	4,652	1,440	1,561	6,475
Losses from sale of property, plant and equipment	-	44	-	23	44
Share in income of an associated company	(5)	(4)	(3)	(2)	(17)
Stock based compensation expenses	2,988	1,623	1,055	461	2,624
Changes in accrued liability for employee rights upon retirement	1,812	408	1,590	616	311
Gains on amounts funded in respect of employee rights upon retirement	(408)	(797)	(555)	(1,080)	(1,023)
Deferred income taxes - net	1,738	2,683	787	282	3,209
Net decrease in marketable securities	144	159	80	13	162
Other	175	(5)	3	(33)	13
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(6,777)	13,692	(3,292)	(1,717)	17,339
Other (including the non-current portion)	4,822	1,588	4,854	910	2,190
Increase (decrease) in accounts payable and accruals:
Trade	(2,050)	(4,302)	(1,555)	(219)	(1,653)
Employees, employee institutions and other	(330)	4,079	1,480	1,583	4,102
Decrease (increase) in inventories	346	(542)	187	(529)	(456)
Increase (decrease) in long-term institutions	1	(629)	-	(2,782)	(636)
Increase in deferred revenues	3,143	3,545	2,445	2,836	625

Net cash provided by operating activities - forward	18,649	36,263	13,293	6,123	39,415

(Continued) - 2

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands
Net cash provided by operating activities - brought forward	18,649	36,263	13,293	6,123	39,415
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	-	490	-	200	490
Sales of marketable trading debt securities	-	2,535	-	-	2,535
Investment in Short term deposits	(57,000)	-	(25,000)	-	-
Investment in Available-for-sale marketable securities	(1,679)	-	-	-	-
Additional investments in subsidiaries	-		-		(22)
Purchase of property, plant, equipment and other assets	(1,657)	(2,267)	(620)	(1,307)	(2,985)
Proceeds from sale of property, plant and equipment	-	120	-	50	120
Amounts funded in respect of employee rights upon retirement, net	(976)	(678)	(390)	(282)	(913)
Changes in restricted deposits	(179)		(249)		(184)
Long-term loans collected from employees	-	14	-	-	14
Net cash provided by (used in) investing activities	(61,491)	214	(26,259)	(1,339)	(945)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(123)	(119)	-	-	(249)
Issuance of share capital and warrants to shareholders	-	-	-	-	31,468
Issuance of share capital to employees and non-employees resulting from exercise of options	3	4	(4)	-	20
short-term loan - net	(167)	-	(54)	-	170
Net cash provided by (used in) financing activities	(287)	(115)	(58)	-	31,409
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(22)	409	534	322	250
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(43,151)	36,771	(12,490)	5,106	70,129
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	103,675	33,546	73,014	65,211	33,546
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	60,524	70,317	60,524	70,317	103,675

Supplemental information on investing activities not involving cash flows:

1)
During 2009 the Company purchased equipment in the amount of $842,000 in credit. An amount of $660,000 was paid and included in investing activities during the nine month period ended on September 30, 2010 and the remaining will be presented as investing activity when actual payment is made.

2)
During the nine month period ended on September 30, 2010, the company purchased equipment in the amount of $399,000 in credit. This amount will be presented as investing activity when actual payment is made.

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands (except share and per share data)
OPERATING INCOME
GAAP Operating income	9,676	10,928	3,393	3,531	7,826
GAAP Operating Margin	6.3%	7.5%	6.4%	7%	4.1%
Plus:
Amortization of acquisition-related intangible assets	2,609	2,812	860	929	3,731
Stock based compensation expenses	2,988	1,623	1,055	461	2,165
Indirect private placement costs*	-	-		-	1,823
Non-GAAP Operating income**	15,273	15,363	5,308	4,921	15,545

NET INCOME
GAAP Net income	8,168	9,797	4,678	4,152	5,796
Plus:
Amortization of acquisition-related intangible assets	2,609	2,812	860	929	3,731
Stock based compensation expenses	2,988	1,623	1,055	461	2,165
Indirect private placement costs*		-		-	1,823
Less:
Income tax effect of amortization of acquisition-related intangible assets	(851)	(1,100)	(284)	(365)	(1,029)
Tax expenses (income) effect of stock based compensation expenses	160	(232)	141	(141)	(96)
Income tax effect of Indirect private placement costs		-		-	(343)
Non-GAAP Net income	13,074	12,900	6,450	5,036	12,047

NET INCOME PER DILUTED SHARE
GAAP Net income per diluted share	0.34	0.48	0.19	0.2	0.28
Plus:
Amortization of acquisition-related intangible assets	0.11	0.14	0.04	0.05	0.18
Stock based compensation expenses	0.12	0.08	0.04	0.02	0.10
Indirect private placement costs					0.09
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.04)	(0.05)	(0.01)	(0.02)	(0.05)
Income tax effect of stock based compensation expenses	0.01	(0.01)	0.01	(0.01)	(0.01)
Income tax effect of Indirect private placement costs		-		-	(0.02)
Non-GAAP Net income per diluted share	0.54	0.64	0.27	0.24	0.57

Shares used in computing diluted net income per share (in thousands)	24,237	20,425	24,239	20,434	21,020

*	Indirect private placement costs include $459 of stock based compensation expenses.

**
We calculate Non-GAAP Operating Margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues.  For the quarter ended September 30, 2010, this resulted in a Non-GAAP Operating Margin of 10%, calculated as follows:   $5,308/$52,895 = 10%.

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	21	76	8	23	105
Cost of services	212	768	82	233	1,060
Research and development	76	373	22	107	381
Selling and marketing	394	144	135	40	126
General and administrative	2,285	262	808	58	493
Total	2,988	1,623	1,055	461	2,165

The following table shows the classification of amortization of acquisition-related intangible assets:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	1,858	1,870	602	624	2,490
Cost of services	652	657	211	219	876
General and administrative	99	285	47	86	365
Total	2,609	2,812	860	929	3,731

Indirect private placement costs relate to a Private Placement completed in November 2009 as part of the agreement with the Alpha Group that generated $32.9 million of gross proceeds and $1.8 million in expenses for Retalix.